P.E. 2/25/02

02017100

FORM 6K

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF A FOREIGN ISSUER
Pursuant to Rule 13a - 16 or 15d - 16
The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED

(Translation of the Registrant's Name into English)

#410-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6
(Address of principal Executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.)

FORM 20 F X FORM 40F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2 (b) under the Securities Act of 1934.)

YES ___ NO X

This FORM 6K consists of a Material Change Report dated January 31, 2002. The Report details a Private Placement of the Company's shares announced in a News Release disseminated throughout North America on January 24, 2002, via the news services and electronically filed with SEDAR within Canada.

FORM 6K
SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

Dated: February 6, 2002
BY:

Chris Robbins
V. President
Anglo Swiss Resources Inc.

MATERIAL CHANGE REPORT

ANGLO SWISS RESOURCES INC.

THIS MATERIAL CHANGE REPORT IS BEING FILED WITH THE SECURITES REGULATORY AUTHORITIES OF BRITISH COLUMBIA, ALBERTA, ONTARIO, QUEBEC AND NOVA SCOTIA

ITEM 1. Reporting Issuer

Anglo Swiss Resources Inc.
#410 – 837 West Hastings Street
Vancouver, British Columbia, V6C 3N6
Phone: 604-683-0484

ITEM 2. Date of Material Change

January 24, 2002

ITEM 3. Press Release

Press Release distributed through the facilities of the Canadian Venture Exchange and Coanadian Corporate News Service. Attached as Schedule "A".

ITEM 4. Summary of Material Change

The Company has completed a non-brokered private placement for 325,000 units of the Company at a price of 12 cents per unit, each unit comprised of one common share and one non-transferable share purchase warrant exercisable at a price of $0.15 per share up to January 23, 2003.

ITEM 5. Full Description of Material Change

The Company has completed a non-brokered private placement for 325,000 units of the Company at a price of $0.12 per unit with six participants previously announced by a press release on October 24, 2001. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of one year at a price of $0.15. The shares are subject to a four-month hold period expiring May 14, 2002. The funds raised are to be used for general working capital purposes.

ITEM 6. Reliance on Section 85(2) of the Act:

Not applicable.

ITEM 7. Omitted Information

Not applicable.

ITEM 8 Senior Officers

For further information please contact:
Chris Robbins
Vice-President
#410 – 837 West Hastings Street
Vancouver, BC V6C 3N6
Tel: (604) 683-0484.

ITEM 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 31st. day of January, 2002.

Anglo Swiss Resources Inc.

Per:

"Chris Robbins"
Chris Robbins
Vice President

IT IS AN OFFENCE FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE "A"

ANGLO SWISS RESOURCES INC.

#410 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6
FOR IMMEDIATE RELEASE
Canadian Venture Exchange: ASW
January 24, 2002.
OTC Bulletin Board: ASWRF

PRIVATE PLACEMENT COMPLETED & OPTIONS GRANTED

Anglo Swiss Resources Inc. has completed a non-brokered private placement for 325,000 units of the company at a price of 12 cents per unit with six participants previously announced on October 24, 2001. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the company for a period of one year at a price of 15 cents. The common shares are subject to a four-month hold period expiring May 14, 2002.

Anglo Swiss Resources Inc. has also granted options to three of its directors for 1,000,000 common shares at a purchase price of $0.10 per share, expiring on January 23, 2007. This grant is subject to regulatory approval and any applicable hold periods.

On behalf of the Board,

"*Len Danard*"
President & CEO

For further information please contact:
Anglo Swiss Resources Inc.

Telephone: (604) 683-0484
Fax: (604) 683-7497

Internet www.anglo-swiss.com

Email: angloswiss@hotmail.com